Mail Stop 3561

July 11, 2008

Robert L. Antin, Chief Executive Officer
VCA Antech, Inc.
12401 West Olympic Boulevard
Los Angeles, CA 90064-1022

> **Re:** **VCA Antech, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-16783**

Dear Mr. Antin:

We have no further comments. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Tomas W. Fuller, CFO
       Fax: (310) 571-6925